Exhibit 99.1

Qudian Inc. Reports Fourth Quarter and Full Year 2020

Unaudited Financial Results

XIAMEN, China, March 29, 2021 /PRNewswire/ — Qudian Inc. (“Qudian” or “the Company” or “We”) (NYSE: QD), a leading technology platform empowering the enhancement of online consumer finance experience in China, today announced its unaudited financial results for the quarter and full year ended December 31, 2020.

Fourth Quarter 2020 Operational Highlights:

•

Number of outstanding borrowers[1] from loan book business and transaction services business as of December 31, 2020 decreased by 14.7% to 3.5 million from 4.1 million as of September 30, 2020 as a result of the conservative and prudent strategy which the Company has deployed

•

Total outstanding loan balance from loan book business[2] decreased by 24.8% to RMB4.8 billion as of December 31, 2020, compared to the outstanding balance as of September 30, 2020; Total outstanding loan balance from transactions serviced on open platform decreased by 25.7% to RMB5.1 billion as of December 31, 2020, compared to the outstanding balance as of September 30, 2020

•

Amount of transactions from loan book business for this quarter decreased by 2.3% to RMB4.8 billion from the third quarter of 2020; Amount of transactions serviced on open platform for this quarter decreased by 50.2% to RMB248.0 million from the third quarter of 2020

•

Weighted average loan tenure for our loan book business was 4.5 months for this quarter, compared with 4.6 months for the third quarter of 2020; Weighted average loan tenure for transactions serviced on open platform was 6.4 months for this quarter, compared with 6.8 months for the third quarter of 2020

[1]

Outstanding borrowers are borrowers who have outstanding loans as of a particular date, including outstanding borrowers from both loan book business and transaction services business. Transaction services business, relates to various services, including credit assessment, referral and post-origination services, provided through our open platform, which was launched in the second half of 2018.

[2]

Includes (i) off and on balance sheet loans directly or indirectly funded by our institutional funding partners or our own capital, net of cumulative write-offs and (ii) does not include auto loans from Dabai Auto business.

Fourth Quarter 2020 Financial Highlights:

•	Total revenues were RMB713.6 million (US$109.4 million), representing a decrease of 63.1% from the same period of last year

•	Net income increased by 427.0% year-on-year to RMB673.9 million (US$103.3 million), or RMB2.54 (US$0.39) per diluted ADS

•	Non-GAAP net income[3] increased by 335.6% year-on-year to RMB683.5 million (US$104.8 million), or RMB2.57 (US$0.39) per diluted ADS

Full Year 2020 Financial Highlights:

•	Total revenues were RMB3,688.0 million (US$565.2 million) in 2020, representing a decrease of 58.3% from 2019, primarily due to the decrease in the amount of transactions

•	Loan facilitation income and other related income decreased by 58.3% year-on-year to RMB957.8 million (US$146.8 million) from RMB2,297.4 million for 2019

•

Transaction services fee and other related income which relate to transaction services and traffic referral services provided by the Company’s open platform, was a loss of RMB136.5 million (US$20.9 million)

•	Financing income decreased by 40.1% to RMB2,102.7 million (US$322.2 million) from RMB3,510.1 million in 2019 as a result of the decrease in the average on-balance sheet loan balance

•	Net income decreased by 70.6% year-on-year to RMB958.8 million (US$146.9 million), or RMB3.59 (US$0.55) per diluted ADS

•	Non-GAAP net income[3] decreased by 88.6% year-on-year to RMB382.3 million (US$58.6 million), or RMB1.49 (US$0.23) per diluted ADS

[3]	For more information on this Non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

“Despite pandemic-driven uncertainty and challenging market conditions as well as a continuously shifting regulatory environment, we were able to conclude 2020 with further improvements in our asset quality as we remained vigilant in our cash credit business operation,” said Mr. Min Luo, Founder, Chairman and Chief Executive Officer of Qudian. “During the fourth quarter of 2020, we maintained strict credit approval standards as we focused on borrowers with strong credit profiles. By the end of the fourth quarter, our overall D1 delinquency rate[4] fell to approximately 11%, from around 17% at the end of the third quarter, reflecting the effectiveness of our strategy. As 2021 unfolds, we will continue to prudently operate our cash loan business while simultaneously exploring new areas for growth.”

“Given that 2020 saw the impact from a weakened global economy and intricate online lending market dynamics, we upheld stringent credit risk assessments for new loans originated on our platform. At the same time, we remain dedicated to pursuing new investment opportunities. Supported by ample cash reserves and a healthy financial position, our core strengths and solid fundamentals can bolster the long-term sustainability of our overall business,” said Ms. Sissi Zhu, Vice President of Investor Relations of Qudian.

[4]

“D1 delinquency rate” is defined as (i) the total amount of principal and financing service fees that became overdue as of a specified date, divided by (ii) the total amount of principal and financing services fees that was due for repayment as of such date, in each case with respect to our loan book business and transaction services business.

Fourth Quarter Financial Results

Total revenues were RMB713.6 million (US$109.4 million), representing a decrease of 63.1% from RMB1,931.6 million for the fourth quarter of 2019.

Financing income totaled RMB411.8 million (US$63.1 million), representing a decrease of 42.6% from RMB717.0 million for the fourth quarter of 2019, as a result of the decrease in the average on-balance sheet loan balance.

Loan facilitation income and other related income decreased by 77.6% to RMB103.2 million (US$15.8 million) from RMB460.0 million for the fourth quarter of 2019, as a result of the reduction in transaction volume of off-balance sheet loans during this quarter.

Transaction services fee and other related income decreased to RMB3.1 million (US$0.5 million) from RMB649.4 million for the fourth quarter of 2019, mainly as a result of the substantial decrease in the transaction amounts of open platform.

Sales income increased to RMB161.5 million (US$24.7 million) from RMB35.9 million for the fourth quarter of 2019, mainly due to sales related to the Wanlimu e-commerce platform, partially offset by winding down the Dabai Auto business.

Sales commission fee decreased by 73.3% to RMB14.8 million (US$2.3 million) from RMB55.5 million for the fourth quarter of 2019, due to the decrease in the amount of merchandise credit transactions.

Total operating costs and expenses decreased by 99.0% to RMB16.7 million (US$2.6 million) from RMB1,754.3 million for the fourth quarter of 2019.

Cost of revenues increased by 35.4% to RMB201.6 million (US$30.9 million) from RMB148.8 million for the fourth quarter of 2019, primarily due to the increase in cost of goods sold related to the Wanlimu e-commerce platform, partially offset by the decrease in funding costs associated with the on-balance sheet loan book business and the decrease in costs of the Dabai Auto business.

Sales and marketing expenses decreased by 77.6% to RMB12.9 million (US$2.0 million) from RMB57.5 million for the fourth quarter of 2019, primarily due to the decrease in third-party service fees.

General and administrative expenses increased by 7.0% to RMB75.7 million (US$11.6 million) from RMB70.8 million for the fourth quarter of 2019.

Research and development expenses decreased by 74.9% to RMB8.6 million (US$1.3 million) from RMB34.3 million for the fourth quarter of 2019, as a result of the decrease in staff salaries.

Provision for receivables and other assets reversed to RMB-75.6 million (US$-11.6 million), compared to RMB707.2 million for the fourth quarter of 2019, mainly due to the decrease in past-due on-balance sheet outstanding principal receivables compared to the fourth quarter of 2019.

As of December 31, 2020, the total balance of outstanding principal and financing service fee receivables for on-balance sheet transactions for which any installment payment was more than 30 calendar days past due was RMB358.2 million (US$54.9 million), and the balance of allowance for principal and financing service fee receivables at the end of the period was RMB849.2 million (US$130.2 million), indicating M1+ Delinquency Coverage Ratio of 2.4x.

The following charts display the “vintage charge-off rate.” Total potential receivables at risk vintage charge-off rate refers to, with respect to on- and off-balance sheet transactions facilitated under the loan book business during a specified time period, the total potential outstanding principal balance of the transactions that are delinquent for more than 180 days up to twelve months after origination, divided by the total initial principal of the transactions facilitated in such vintage. Delinquencies may increase or decrease after such 12-month period.

Current receivables at risk vintage charge-off rate refers to, with respect to on- and off-balance sheet transactions facilitated under the loan book business during a specified time period, the actual outstanding principal balance of the transactions that are delinquent for more than 180 days up to twelve months after origination, divided by the total initial principal of the transactions facilitated in such vintage. Delinquencies may increase or decrease after such 12-month period.

Total potential receivables at risk M1+ delinquency rate by vintage refers to, with respect to on- and off-balance sheet transactions facilitated under the loan book business during a specified time period, the total potential outstanding principal balance of the transactions that are delinquent for more than 30 days up to twelve months after origination, divided by the total initial principal of the transactions facilitated in such vintage. Delinquencies may increase or decrease after such 12-month period.

Current receivables at risk M1+ delinquency rate by vintage refers to, with respect to on- and off-balance sheet transactions facilitated under the loan book business during a specified time period, the actual outstanding principal balance of the transactions that are delinquent for more than 30 days up to twelve months after origination, divided by the total initial principal of the transactions facilitated in such vintage. Delinquencies may increase or decrease after such 12-month period.

Income from operations increased to RMB746.6 million (US$114.4 million) from RMB226.8 million for the fourth quarter of 2019.

Net income attributable to Qudian’s shareholders was RMB673.9 million (US$103.3 million), or RMB2.54 (US$0.39) per diluted ADS.

Non-GAAP net income attributable to Qudian’s shareholders was RMB683.5 million (US$104.8 million), or RMB2.57 (US$0.39) per diluted ADS.

Full Year 2020 Financial Results

Total revenues were RMB3,688.0 million (US$565.2 million), a decrease of 58.3% from RMB8,840.0 million for 2019.

Financing income totaled RMB2,102.7 million (US$322.2 million), a decrease of 40.1% from RMB3,510.1 million for 2019.

Loan facilitation income and other related income decreased by 58.3% to RMB 957.8 million (US$146.8 million) from RMB2,297.4 million for 2019, as a result of the decrease in the amount of off-balance sheet transactions.

Transaction services fee and other related income was a loss of RMB136.5 million (US$20.9 million), primarily due to a revaluation loss for contract assets incurred for the transactions facilitated in the past year.

Sales income substantially increased to RMB610.8 million (US$93.6 million) from RMB431.9 million for 2019, mainly due to the launch of the Wanlimu e-commerce platform, partially offset by winding down the Dabai Auto business.

Sales commission fee decreased by 77.3% to RMB81.0 million (US$12.4 million) from RMB356.8 million for 2019, due to the decrease in the amount of merchandise credit transactions.

Total operating costs and expenses decreased by 37.9% to RMB3,165.7 million (US$485.2 million) from RMB5,099.8 million for 2019.

Cost of revenues decreased by 4.4% to RMB862.4 million (US$132.2 million) from RMB901.8 million for 2019, primarily due to the decrease in funding costs associated with the on-balance sheet loan book business and the decrease in costs of Dabai Auto business, partially offset by the increase in cost of goods sold related to the Wanlimu e-commerce platform.

Sales and marketing expenses increased by 4.5% to RMB293.3 million (US$44.9 million) from RMB280.6 million for 2019. The increase was primarily due to marketing expenses incurred by the Wanlimu e-commerce platform.

General and administrative expenses decreased by 0.1% to RMB285.9 million (US$43.8 million) from RMB286.1 million for 2019.

Research and development expenses decreased by 16.6% to RMB170.7 million (US$26.2 million) from RMB204.8 million for 2019. The decrease was primarily due to the decrease in staff salaries.

Provision for receivables and other assets decreased by 28.1% to RMB1,641.4 million (US$251.5 million) from RMB2,283.1 million for 2019. The decrease was primarily due to the decrease in past-due on-balance sheet outstanding principal receivables compared to 2019.

Income from operations decreased by 77.5% to RMB865.6 million (US$132.7 million) from RMB3,848.8 million for 2019.

Net income attributable to Qudian’s shareholders decreased by 70.6% to RMB958.8 million (US$146.9 million), or RMB3.59 (US$0.55) per diluted ADS.

Non-GAAP net income attributable to Qudian’s shareholders decreased by 88.6% to RMB382.3 million (US$58.6 million), or RMB1.49 (US$0.23) per diluted ADS.

Cash Flow

As of December 31, 2020, the Company had cash and cash equivalents of RMB1,537.6 million (US$235.6 million) and restricted cash of RMB135.4 million (US$20.8 million). Restricted cash mainly represents (i) cash held by the consolidated trusts through segregated bank accounts; and (ii) security deposits held in designated bank accounts for the guarantee of off-balance sheet transactions. Such restricted cash is not available to fund the general liquidity needs of the Company.

For the fourth quarter of 2020, net cash provided by operating activities was RMB437.5 million (US$67.1 million), mainly attributable to net income of RMB673.9 million (US$103.3 million) and partially offset by the change in other current and non-current liabilities of RMB377.9 million (US$57.9 million). Net cash used in investing activities was RMB355.0 million (US$54.4 million), mainly due to investments in short-term wealth management products and partially offset by net proceeds from collection of loan principal. Net cash used in financing activities was RMB50.2 million (US$7.7 million), mainly due to repurchases of convertible senior notes.

For the full year of 2020, net cash provided by operating activities was RMB2,471.7 million (US$378.8 million), mainly attributable to net income of RMB958.8 million (US$146.9 million) and the adjustment of provision for receivables and other assets of RMB1,641.4 million (US$251.5 million). Net cash used in investing activities was RMB3,269.9 million (US$501.1 million), mainly due to investments in short-term wealth management products of RMB16,802.9 million (US$2,575.2 million), partially offset by proceeds from redemption of short-term investments of RMB 11,815.2 million (US$1,810.8 million). Net cash used in financing activities was RMB1,591.3 million (US$243.9 million), mainly due to repayments of borrowings of RMB1,038.7 million (US$159.2 million) and repurchases of convertible senior notes of RMB859.2 million (US$131.7 million).

Update on Share Repurchase and Convertible Bond Repurchase

As of the date of this release, the Company has repurchased total principal amount of convertible senior notes of US$217.0 million. The Company has cumulatively completed total share repurchases of approximately US$574.0 million.

Conference Call

The Company’s management will host an earnings conference call on March 29, 2021 at 7:00 AM U.S. Eastern Time (7:00 PM Beijing/Hong Kong Time). Details for the conference call are as follows:

Title of Event:	Qudian Inc. Fourth Quarter and Full Year 2020 Earnings Conference Call
Conference ID:	4155829
Registration link:	http://apac.directeventreg.com/registration/event/4155829

For participants who wish to join the call, please complete the online registration at least 15 minutes prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including participant dial-in numbers, a Direct Event Passcode, a unique Registrant ID, and an e-mail with detailed instructions to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.qudian.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until April 5, 2021, by dialing the following telephone numbers:

U.S.:	+1-855-452-5696 (toll-free) / +1-646-254-3697
International:	+61-2-8199-0299
Hong Kong, China:	800-963-117 (toll-free) / +852-3051-2780
Mainland China:	400-632-2162 / 800-870-0205 (toll-free)
Passcode:	4155829

About Qudian Inc.

Qudian Inc. (“Qudian”) is a leading technology platform empowering the enhancement of online consumer finance experience in China. The Company’s mission is to use technology to make personalized credit accessible to hundreds of millions of young, mobile-active consumers in China who need access to small credit for their discretionary spending but are underserved by traditional financial institutions due to lack of traditional credit data or high cost of servicing. Qudian’s credit solutions enable licensed, regulated financial institutions and ecosystem partners to offer affordable and customized loans to this young generation of consumers.

For more information, please visit http://ir.qudian.com.

Use of Non-GAAP Financial Measures

We use adjusted net income/loss, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted net income/loss helps identify underlying trends in our business by excluding the impact of share-based compensation expenses, which are non-cash charges, and convertible bonds buyback income. We believe that adjusted net income/loss provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income/loss is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net loss / income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the Non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on this Non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.5250 to US$1.00, the noon buying rate in effect on December 31, 2020 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian’s goal and strategies; Qudian’s expansion plans; Qudian’s future business development, financial condition and results of operations; Qudian’s expectations regarding demand for, and market acceptance of, its credit products; Qudian’s expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Qudian Inc.

Tel: +86-592-591-1711

E-mail: ir@qudian.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: qudian@tpg-ir.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: qudian@tpg-ir.com

QUDIAN INC.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended December 31,
(In thousands except for number	2019	2020
of shares and per-share data)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Revenues:
Financing income	716,972	411,797	63,110
Sales commission fee	55,481	14,802	2,269
Sales income	35,906	161,474	24,747
Penalty fee	13,827	19,261	2,952
Loan facilitation income and other related income	460,011	103,163	15,810
Transaction services fee and other related income	649,373	3,147	482

Total revenues	1,931,570	713,644	109,370
Operating cost and expenses:
Cost of revenues	(148,831)	(201,570)	(30,892)
Sales and marketing	(57,489)	(12,880)	(1,974)
General and administrative	(70,768)	(75,714)	(11,604)
Research and development	(34,288)	(8,601)	(1,318)
Changes in guarantee liabilities and risk assurance liabilities(1)	(735,688)	206,469	31,643
Provision for receivables and other assets	(707,201)	75,570	11,582

Total operating cost and expenses	(1,754,265)	(16,726)	(2,563)
Other operating income	49,519	49,680	7,614
Income from operations	226,824	746,598	114,421
Interest and investment income, net	(3,095)	6,714	1,029
Foreign exchange gain, net	602	2,164	332
Other income	958	369	57
Other expenses	(6,661)	(5,519)	(846)

Net income before income taxes	218,628	750,326	114,993
Income tax expenses	(90,755)	(76,451)	(11,717)

Net income	127,873	673,875	103,276

Net income attributable to Qudian Inc.’s shareholders	127,873	673,875	103,276

Earnings per share for Class A and Class B ordinary shares:
Basic	0.50	2.66	0.41
Diluted	0.49	2.54	0.39
Earnings per ADS (1 Class A ordinary share equals 1 ADSs):
Basic	0.50	2.66	0.41
Diluted	0.49	2.54	0.39
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	254,466,950	253,663,338	253,663,338
Diluted	293,747,979	267,392,578	267,392,578
Other comprehensive (loss)/income:
Foreign currency translation adjustment	38,464	(12,921)	(1,980)

Total comprehensive income	166,337	660,954	101,296

Total comprehensive income attributable to Qudian Inc.’s shareholders	166,337	660,954	101,296

Note:

(1):

The amount includes the change in fair value of the guarantee liabilities accounted in accordance with ASC 815,“Derivative”, and the change in risk assurance liabilities accounted in accordance with ASC 450, “Contingencies” and ASC 460, “Guarantees”.

QUDIAN INC.

Unaudited Condensed Consolidated Statements of Operations

	Year ended December 31,
(In thousands except for number	2019	2020
of shares and per-share data)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Revenues:
Financing income	3,510,055	2,102,665	322,248
Sales commission fee	356,812	80,992	12,413
Sales income	431,946	610,793	93,608
Penalty fee	44,354	72,235	11,070
Loan facilitation income and other related income	2,297,413	957,831	146,794
Transaction services fee and other related income	2,199,464	(136,542)	(20,926)

Total revenues	8,840,044	3,687,974	565,207
Operating cost and expenses:
Cost of revenues	(901,787)	(862,354)	(132,162)
Sales and marketing	(280,616)	(293,282)	(44,947)
General and administrative	(286,059)	(285,905)	(43,817)
Research and development	(204,781)	(170,691)	(26,160)
Changes in guarantee liabilities and risk assurance liabilities(1)	(1,143,428)	87,894	13,470
Provision for receivables and other assets	(2,283,126)	(1,641,362)	(251,550)

Total operating cost and expenses	(5,099,797)	(3,165,700)	(485,166)
Other operating income	108,508	343,324	52,617
Income from operations	3,848,755	865,598	132,658
Interest and investment income, net	20,872	338,212	51,833
Foreign exchange (loss)/gain, net	6,636	(107)	(16)
Other income	24,583	26,358	4,040
Other expenses	(10,324)	(9,263)	(1,420)

Net income before income taxes	3,890,522	1,220,798	187,095
Income tax expenses	(626,234)	(261,979)	(40,150)

Net income	3,264,288	958,819	146,945

Net income attributable to Qudian Inc.’s shareholders	3,264,288	958,819	146,945

Earnings per share for Class A and Class B ordinary shares:
Basic	11.72	3.78	0.58
Diluted	10.94	3.59	0.55
Earnings per ADS (1 Class A ordinary share equals 1 ADSs):
Basic	11.72	3.78	0.58
Diluted	10.94	3.59	0.55
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	278,531,382	253,658,448	253,658,448
Diluted	300,457,711	274,333,161	274,333,161
Other comprehensive (loss)/income:
Foreign currency translation adjustment	31,893	(38,455)	(5,893)

Total comprehensive income	3,296,181	920,364	141,052

Total comprehensive income attributable to Qudian Inc.’s shareholders	3,296,181	920,364	141,052

Note;

(1):

The amount includes the change in fair value of the guarantee liabilities accounted in accordance with ASC 815,“Derivative”, and the change in risk assurance liabilities accounted in accordance with ASC 450, “Contingencies” and ASC 460, “Guarantees”.

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

(In thousands except for number	As of December 31, 2019	As of December 31, 2020
of shares and per-share data)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	2,860,938	1,537,558	235,641
Restricted cash	1,257,649	135,404	20,752
Time deposits	231,132	—	—
Short-term investments	—	5,042,314	772,768
Short-term loan principal and financing service fee receivables	7,894,697	3,940,461	603,902
Short-term finance lease receivables	398,256	179,613	27,527
Short-term contract assets	2,741,914	92,813	14,224
Other current assets	1,638,905	762,313	116,830

Total current assets	17,023,491	11,690,476	1,791,644

Non-current assets:
Long-term loan principal and financing service fee receivables	424	—	—
Long-term finance lease receivables	239,697	28,771	4,409
Operating lease right-of-use assets	148,851	210,898	32,322
Investment in equity method investee	44,779	349,276	53,529
Long-term investments	223,158	209,868	32,164
Property and equipment, net	92,821	302,969	46,432
Intangible assets	6,803	8,478	1,299
Long-term contract assets	273,597	23,094	3,539
Deferred tax assets, net	290,285	154,960	23,749
Other non-current assets	17,698	419,242	64,252
Total non-current assets	1,338,113	1,707,556	261,695

TOTAL ASSETS	18,361,604	13,398,032	2,053,339

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

(In thousands except for number	As of December 31, 2019	As of December 31, 2020
of shares and per-share data)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and interest payables	1,049,570	—	—
Short-term lease liabilities	21,919	23,763	3,642
Accrued expenses and other current liabilities	718,266	336,790	51,615
Guarantee liabilities and risk assurance liabilities(2)	1,517,827	31,400	4,812
Income tax payable	589,739	80,656	12,361

Total current liabilities	3,897,321	472,609	72,430

Non-current liabilities:
Deferred tax liabilities, net	178,985	10,923	1,674
Convertible senior notes	2,339,552	822,005	125,978
Long-term lease liabilities	21,694	80,236	12,297
Long-term borrowings and interest payables	—	102,415	15,696

Total non-current liabilities	2,540,231	1,015,579	155,645

Total liabilities	6,437,552	1,488,188	228,075

Shareholders’ equity:
Class A Ordinary shares	131	132	20
Class B Ordinary shares	44	44	7
Treasury shares	(362,130)	(371,551)	(56,943)
Additional paid-in capital	3,967,733	4,007,260	614,139
Accumulated other comprehensive loss	(12,965)	(51,420)	(7,880)
Non-controlling interests	—	10,000	1,533
Retained earnings	8,331,239	8,315,379	1,274,388

Total shareholders’ equity	11,924,052	11,909,844	1,825,264

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	18,361,604	13,398,032	2,053,339

Note:

(2)

The amount includes the balance of the guarantee liabilities accounted in accordance with ASC 815,“Derivative”, and the balance of risk assurance liabilities accounted in accordance with ASC 450, “Contingencies” and ASC 460, “Guarantees”.

QUDIAN INC.

Unaudited Reconciliation of GAAP And Non-GAAP Results

	Three months ended December 31,
	2019	2020
(In thousands except for number	(Unaudited)	(Unaudited)	(Unaudited)
of shares and per-share data)	RMB	RMB	US$
Total net income attributable to Qudian Inc.’s shareholders	127,873	673,875	103,276
Add: Share-based compensation expenses	29,042	5,050	774
Less: Convertible bonds buyback (loss)/income	—	(4,586)	(703)

Non-GAAP net income attributable to Qudian Inc.’s shareholders	156,915	683,511	104,753

Non-GAAP net income per share—basic	0.62	2.69	0.41
Non-GAAP net income per share—diluted	0.59	2.57	0.39
Weighted average shares outstanding—basic	254,466,950	253,663,388	253,663,388
Weighted average shares outstanding—diluted	293,747,979	267,392,578	267,392,578

QUDIAN INC.

Unaudited Reconciliation of GAAP And Non-GAAP Results

	Year ended December 31,
	2019	2020
(In thousands except for number	(Unaudited)	(Unaudited)	(Unaudited)
of shares and per-share data)	RMB	RMB	US$
Total net income attributable to Qudian Inc.’s shareholders	3,264,288	958,819	146,945
Add: Share-based compensation expenses	87,299	45,634	6,994
Less: Convertible bonds buyback income	—	622,109	95,342

Non-GAAP net income attributable to Qudian Inc.’s shareholders	3,351,587	382,344	58,597

Non-GAAP net income per share—basic	12.03	1.51	0.23
Non-GAAP net income per share—diluted	11.23	1.49	0.23
Weighted average shares outstanding—basic	278,531,382	253,658,448	253,658,448
Weighted average shares outstanding—diluted	300,457,711	274,333,161	274,333,161